128


05009325

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanyo Electric Co., Ltd

*CURRENT ADDRESS

PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 264

FISCAL YEAR 3-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/28/05

(English Translation)

June 14, 2005

82-264

Satoshi Iue
Executive Director & Chairman
SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-chome
Moriguchi-shi, Osaka, JAPAN

A K l S
3-31-05

To the Shareholders

NOTICE OF THE 81st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 81st Ordinary General Meeting of Shareholders of the Company shall be convened at the place and date given below. Your attendance is cordially requested.
If you are not attending the meeting in person, please read the reference materials attached hereto and kindly exercise your voting right by one of the methods stated below:

[Exercising Voting Right by Mail]
Please indicate your vote by selecting yes or no for the bills on the enclosed voting right exercise form, place your seal thereon, and return it to us by mail.

[Exercising Voting Right on Internet]
Please enter your vote by selecting yes or no for the bills in the voting right exercise site on the Internet (http://www.webdk.net). Use the "Voting Right Exercise Code" and "Provisional Password" provided on the enclosed voting right exercise form to access the site.
When you apply for exercising your voting right on the Internet, be sure to read "Application Procedure for Exercising Voting Right on Internet" described on Page 42.

NOTES

1. Time & Date of the Meeting: Wednesday, June 29, 2005, at 10:00 a.m.
2. Place of the Meeting: Satsuki Hall Moriguchi (Moriguchi City Civic Hall)
   13-1, Keihan-Hondori 2-chome Moriguchi-shi, Osaka, JAPAN
3. Agenda of the Meeting:
   Reports to the Shareholders:
   1. Annual Business Report, Balance Sheet and Statement of Income for the 81st Term (April 1, 2004 to March 31, 2005)
   2. Consolidated Balance Sheet, Consolidated Statement of Income, and Audit Reports of Accounting Auditors/Board of Corporate Auditors for Consolidated Financial Reports for the 81st Term (April 1, 2004 to March 31, 2005)

When you attend the meeting, please submit the exercise form of voting right enclosed herewith, upon your arrival at the place of the meeting. Every year, the reception desk gets very crowded just before the meeting is about to begin so we recommend that you arrive early to ensure prompt seating.

Agenda for the Shareholders' Meeting:

Bill No. 1: Presentation and Approval of Proposed Appropriation of Retained Earnings for the 81st Term (April 1, 2004 to March 31, 2005)

Bill No. 2: Partial Revisions to the Articles of Incorporation
A summary of this bill given in "Explanatory Voting Information" on pages 34-35

Bill No. 3: Election and Appointment of Four Directors

Bill No. 4: Election and Appointment of Five Corporate Auditors

Bill No. 5: Granting Retirement Allowance for Retiring Directors

Bill No. 6: Granting Retirement Allowance for Retiring Corporate Auditors

(Attachment)

Annual Business Report (From April 1, 2004 to March 31, 2005)

1. OUTLINE OF BUSINESS PERFORMANCE

(1) SANYO Electric Group Business Progress and Performance

General Business Situation

Generally this term the global economy grew steadily thanks to favorable business conditions in the U.S. and rapid economic growth in China. However, during the second half, economic uncertainty increased due to rising oil and raw material prices.

In the Japanese economy, with the recovery of corporate earnings and healthy growth of private capital investment a gradual recovery was seen primarily in terms of private sector demand. Meanwhile, the environment surrounding SANYO Electric Group continued to remain severe due to multiple factors including the impact of the appreciating yen against the US dollar, sluggish consumer spending resulting from slower income growth, and intensified price competition in the digital consumer electronics market.

In the midst of these conditions, with the aim of achieving further growth, SANYO Electric Group has strengthened and expanded businesses in a proactive manner and has made a strategic move for the future in environment-related business which is expected to be a growth area in the global market.

Specifically, the following measures have been implemented:

- For the purpose of advancing into the European auto market, we reached an agreement with DaimlerChrysler AG's Mercedes-Benz Division in Germany to consider joint development of rechargeable batteries for HEVs (Hybrid Electric Vehicles).
- With the aim of winning a dominant global share in the absorption chiller market and to further improve our competitive edge and achieve business expansion, we reached an agreement on a global scale strategic business tie-up with Carrier Corporation in the U.S. – the world's largest manufacturer of air-conditioning equipment.
- For the purpose of actively supplying "Energy & Ecology" related products for the highly environmentally conscious European market, we set about building a new plant in Hungary for solar cell modules and commercial air-conditioning equipment. In addition, domestically we added a new solar cell plant facility in the "Nishikinohama Plant" to increase production capacity.

An analysis of the various business sectors in terms of sales performance shows that there was an increase in sales of cellular phones supported by steady consumer demand, color TVs for the U.S., and solar cells with improved power generation efficiency. Also, air conditioners and refrigerators made good progress due to the effect of the scorching summer. Further, the service businesses in the areas of finance, logistics, and housing promoting a concept of Total Solution for "People's Life" achieved solid growth. However, due to fierce competition and price decline, sales of digital cameras decreased.

Additionally, the Niigata Prefecture Chuetsu Earthquake on October 23, 2004 caused considerable damage to Niigata SANYO Electronics Co., Ltd. which is one of SANYO Electric Group's major semiconductor production bases, resulting in a great loss especially to our semiconductor business.

As a result, net sales for this term were down 0.9% on the previous year to 2 trillion 484,639 million yen. Within that total, domestic sales were down 0.6% on the previous year to 1 trillion 259,494 million yen, while overseas sales were down 1.3% on the previous year to 1 trillion 225,145 million yen.

As for profit, operating profit was down 55.7% on the previous year to 42,316 million yen, and due to the loss caused by earthquake disaster and other factors there was a net loss before income taxes of 64,991 million yen. In addition, after making a rigorous judgment as to their collectability, some deferred tax assets were partially written off, resulting in a net loss for this term of 171,544 million yen. We do apologize to our shareholders for the considerable inconvenience and anxiety caused.

Finally, as for the dividend for this term, we have decided to withhold payment because of the heavy losses posted. We sincerely request the understanding of our shareholders.

Overviews for Each Business Sector

Sales for each business sector are outlined below.

Consumer Business Sector

There was an increase in sales of domestic cellular phones thanks to new high-value added models such as the FM radio cellular phone, air conditioners due to the effect of the scorching summer, and refrigerators highly regarded for the ease of cleaning their automatic icemaker area. However, due to fierce competition and price decline, sales of digital cameras decreased.

In overseas markets, due to strong U.S. consumer spending, sales of color TVs in the U.S. increased.

Under the new product strategy we released a number of new products such as the "Xacti DMX-C4" – a digital video camera with a function to correct hand blur during video recording, the "VIZON CAPUJO" – a high-vision plasma TV with a fresh rounded design, and the "New Breathing Air Conditioner Shikisaikan" – a household slim-form air conditioner offered in 7 different color choices in tune with interior ambiance.

The result was that net sales were down 0.6% on the previous year to 1 trillion 228,169 million yen.

Commercial Business Sector

While domestic sales of large air conditioners were sluggish, sales of package type air conditioners in China and multi-system building air conditioners in Europe made good progress.

As for showcases for supermarkets, thanks to a steady demand of showcases for large supermarkets in China, overall sales increased in spite of the influence of price decline.

The result was that net sales were up 7.5% on the previous year to 212,842 million yen.

Component Business Sector

While experiencing the influence of rising raw material prices and price decline in the finished product market, thanks to the good health of the U.S. housing market sales of NiCad batteries for electric tools increased dramatically. Sales of lithium-ion batteries for portable equipment such as cellular phones continued to grow at a steady pace and sales of solar cells substantially increased after production capacity was increased in step with the growth in demand. As a result, overall sales of batteries increased. In addition, we started supplying rechargeable batteries for HEVs (Hybrid Electric Vehicles) to Ford Motor Co., Ltd. in the U.S. and Honda Motor Co., Ltd.

However, due to the Niigata Prefecture Chuetsu Earthquake disaster incurred by Niigata SANYO Electronics Co., Ltd., which is one of our major semiconductor production bases, there was a significant drop in sales of semiconductors. Sales of optical pickups also decreased due to price decline.

As for the LCD business, SANYO Epson Imaging Devices Corporation was established on October 1, 2004 as a joint venture with Seiko Epson Corporation. The application of the equity method was a factor in seeing a sales decrease.

The result was that net sales were down 3.9% on the previous year to 946,433 million yen.

Other Business Sectors

In the logistics business, SANYO Electric Logistics Co., Ltd. expanded and made steady progress with their 3rd party logistics business, in which they handle all the logistic operations of an enterprise. In the housing business, sales were favorable at SANYO Homes Corporation Ltd. with their condominium business. In the financial business, in the midst of the fiercely competitive business environment, SANYO Electric Credit Co., Ltd. worked to reinforce their business operations through activities such as increasing the strength of their sales workforce.

The result was that the combined net sales of these business sectors were up 9.5% on the previous year to 97,195 million yen, and other operating revenue was up 10.9% to 101,947 million yen.

(Net Sales for Each Business Sector)

(million yen)

Sector	Sales amount	Share of Total Sales	As compared with the previous term
Consumer Business	1,228,169	49.4%	99.4%
Commercial Business	212,842	8.6%	107.5%
Component Business	946,433	38.1%	96.1%
Other Business	97,195	3.9%	109.5%
Total	2,484,639	100.0%	99.1%

Overview of Research and Development

SANYO Electric Group's R & D program is focused on "Digital and Devices" and "Energy and Ecology." The Technology R&D Headquarters works as one with each internal company enabling us to promote rapid technology development in tune with the market and to create high-value added products based on the concept "Products developed to Amaze and Impress people."

During this term, we pursued choosing and concentrating of development themes to strengthen our technology development competitiveness and at the same time promoted activities to create new businesses through fusion and integration of technologies. Further, with the aim of establishing future basic technologies, we strengthened cooperation with outside organizations such as a comprehensive tie-up with a university.

Consequently, we have developed creative new technologies and products as shown below.

<Digital and Device related products>

- Development and commercialization of a digital video camera incorporating a CCD and high-speed image processing engine, which realizes high-quality moving images and 5.0 megapixel still pictures.

- Development and commercialization of a home theater LCD projector incorporating a high-resolution digital video processing circuit.

- Development and commercialization of a thin-shaped large screen LCD projection TV incorporating a newly developed L-form lens.

- Development and commercialization of a home network camera which enables the checking of room conditions when away from home through a cellular phone or personal computer.

- Development of a cellular phone unit capable of receiving terrestrial digital TV broadcast for portable devices.

- Development of a 1/4.5 inch 3.0 megapixel small-size high-resolution CCD camera module perfect for devices like camera-equipped cellular phones.

- Development and commercialization of the industry's first small radio tuner IC for portable devices, which requires no external parts.

- Development of a 3-wavelength semiconductor laser for large-capacity next-generation optical disk system, which realizes higher power and highly accurate beam spot control.

<Energy and Ecology related products>

- Development and commercialization of a lithium ion battery using a new positive electrode material "Neo Hybrid Positive Electrode," which enables both higher capacity and lower cost.

- Development and mass production of a rechargeable battery and battery system for high-performance HEVs (Hybrid Electric Vehicles) capable of reducing the negative environmental impact of automobiles.

- Development of a solar cell with the world's highest level power generation efficiency, which realizes higher current and lower resistance thanks to its comb-shaped slim collector electrodes construction.

- Development and practical application of the world's first CO_2 refrigerant cooling system for freezing and refrigerating. Development and commercialization of a highly efficient CO_2 multifunction heater with a hot water supply system, enabling one unit to be used as a water heater, floor heating system, and bathroom heater/ventilator/dehumidifier.

- Development and commercialization of an energy saving system targeting convenience store businesses. It realizes significant energy savings by having an integrative controller coordinate the operation of the outdoor air conditioner unit and freezing machine for freezer/refrigerator showcases.

- Development and commercialization of the industry's first simple-to-install high-amenity commercial air conditioning unit capable of energy saving air ventilation while operating.

- Development and commercialization of the world's first household air conditioner incorporating the "Simultaneous Intake/Exhaust Ventilation System," which can clean and refresh air even in an air-tight room with its simultaneous intake/exhaust function.

Overview of Capital Investment

This term we directed our capital investment primarily to the component business sector represented by batteries and semiconductors. The total capital investment amounted to 104.9 billion yen.

One of the major items was construction of an addition to "Nishikinohama Plant" in Kaizuka-shi, Osaka as a production base for solar cells.

Capital Procurement

As for capital procurement for SANYO Electric Group, in August 2004 of this term SANYO Electric Co. Ltd. did the 19th and 20th issuance of domestic unsecured straight bonds with a total amount of 60 billion yen. This was to be applied to the capital investment fund, the investment/loan fund for affiliates, and the redemption fund for the domestic unsecured convertible bonds of 49.8 billion yen which matured in November 2004. In addition, a total of 100 billion yen was procured through a syndicated loan in March 2005.

(2) SANYO Electric Group's Future Outlook and Points Requiring Appropriate Measures

As for the future economic forecast, while the overall global economy is trending towards expansion, there is the potential for monetary tightening and economic slowdown in the U.S. and China. In Japan, there will be continuing efforts to find ways out of the economic stagnation. In addition, it is expected that businesses related to "Environment" and "Digital" will start leading the economy in full swing and accordingly more business opportunities will be created for SANYO Electric Group. However, with the ongoing globalization of the economy, the future outlook is that the business environment surrounding SANYO Electric Group will be increasingly severe with fiercer inter-enterprise competition, retail price decline primarily in the IT field resulting from inventory adjustment, and rising oil and raw material prices.

In this situation, in order to respond to the rapid and violent changes of the business environment, to interface more directly with customers and markets, and to expedite decision-making, as of April 1, 2005, we implemented organizational reforms to upgrade the previous Business Group/Business Unit System, centering on the policies "Restructuring through Re-dividing Organization into 8 Business Groups" and "Restructuring of Managerial Sector to be Smaller yet Stronger."

Through these organizational reforms, we established new entities including the Automotive Company which is in charge of automobile-related business and the Medical Business Headquarters which handles medical/bio-related equipment. Thus, we have made clear the future business areas to be focused on by SANYO Electric Group. Further, through strengthening our operating base with the aim of achieving further growth in the business domains that we have been emphasizing: "Digital & Devices (D&D)," "Energy & Ecology (E&E)," and Community & Capital (C&C)," we are working to transform ourselves into an aggressive and focused structure.

Furthermore, to provide a spark for future growth, we have set up new principal bodies such as the Brand Development Headquarters, HA International Headquarters, and Corporate Cross-functional Management Headquarters. With these bodies respectively taking a thoroughgoing approach to the rebuilding of SANYO's brand name, overseas sales expansion, and inter-group functional enhancement, we will forge ahead to further bolster our business competitiveness.

Under these new management systems, as we strive to restore our semiconductor business which was damaged by the Niigata Prefecture Chuetsu Earthquake, we will also conduct personnel change in top management. We are taking on the challenge of making a comeback and taking a further step forward by addressing the difficult situation for management. To that end, by pressing ahead with group-wide structural reform while taking full advantage of acquired management resources, we will further expedite restoration of our financial strength through activities such as reducing interest-bearing liabilities and transformation into a business structure with growth potential.

SANYO Electric Group which is currently dealing with a management environment of unprecedented difficulty, not seen since its establishment, hereby declares its unwavering resolve to realize this series of reforms with the entire workforce striving together in harmony so that we will be transformed into an enterprise, which is highly profitable, streamlined, and aggressive.

We would like to ask all of our shareholders for their continued understanding and support.

(3) SANYO Electric Group and SANYO Electric Co., Ltd. Business Results and Assets for the Past 4 Years

① SANYO Electric Group Business Results and Assets for the Past 4 Years

Fiscal year / Items	Fiscal 2001 (The 78th) (Apr. 1, 2001 to Mar. 31, 2002)	Fiscal 2002 (The 79th) (Apr. 1, 2002 to Mar. 31, 2003)	Fiscal 2003 (The 80th) (Apr. 1, 2003 to Mar. 31, 2004)	Fiscal 2004 (The 81st) (Apr. 1, 2004 to Mar. 31, 2005)
Net Sales	¥ 2,024,719 Mil.	¥ 2,182,553 Mil.	¥ 2,508,018 Mil.	¥ 2,484,639 Mil.
Operating Profit	¥ 53,074 Mil.	¥ 78,299 Mil.	¥ 95,551 Mil.	¥ 42,316 Mil.
Net Profit before income taxes	¥ 163 Mil.	¥ −74,157 Mil.	¥ 45,992 Mil.	¥ −64,991 Mil.
Net Profit	¥ 1,315 Mil.	¥ −61,671 Mil.	¥ 13,400 Mil.	¥ −171,544 Mil.
Net Profit per Share	¥ 0.70	¥ −33.10	¥ 7.22	¥ −92.48
Total Assets	¥ 2,683,930 Mil.	¥ 2,686,967 Mil.	¥ 2,643,627 Mil.	¥ 2,600,677 Mil.
Net Assets	¥ 535,705 Mil.	¥ 426,026 Mil.	¥ 497,302 Mil.	¥ 288,268 Mil.
Net Assets per Share	¥ 286.45	¥ 229.63	¥ 268.07	¥ 155.42

(Notes)

1. All of our consolidated financial reports are prepared in conformity with U.S. accounting standards.
2. Net profit per share is calculated on the basis of the total average number of shares issued during the term. Net assets per share are calculated on the basis of the total number of shares issued at the end of each term. Treasury stocks are excluded from the total average number of shares issued during the term and the total number of shares issued at the end of each term.

In fiscal 2001, we further accelerated "choosing and concentrating" of businesses through such activities as acquiring a nickel hydride battery business and housing business and selling our automatic vending machine business. However, under the impact of the worldwide IT slump and 9-11 terrorist attacks, our revenues and profit decreased.

In fiscal 2002, products such as digital cameras, cellular phones, semiconductors, and electronic components made steady progress and accordingly both net sales and operating profit increased. However, due to investment securities appraisal loss resulting from the decline of the stock market and write-down of investments and claimable assets, there turned out to be a net loss in accounting for the term.

In fiscal 2003, digital products including digital cameras and cellular phones and related products such as optical pickups made good progress. Further, sales of lithium ion batteries also increased significantly. As a result, our revenues and profit increased.

An outline of business for fiscal 2004 is provided in Section (1) SANYO Electric Group Business Progress and Performance.

② SANYO Electric Co., Ltd. Business Results and Assets for the Past 4 Years

Items \ Fiscal year	Fiscal 2001 (The 78th) (Apr. 1, 2001 to Mar. 31, 2002)	Fiscal 2002 (The 79th) (Apr. 1, 2002 to Mar. 31, 2003)	Fiscal 2003 (The 80th) (Apr. 1, 2003 to Mar. 31, 2004)	Fiscal 2004 (The 81st) (Apr. 1, 2004 to Mar. 31, 2005)
Net Sales	¥ 1,088,381 Mil.	¥ 1,172,497 Mil.	¥ 1,377,197 Mil.	¥ 1,458,981 Mil.
Operating Profit	¥ 7,638 Mil.	¥ 11,211 Mil.	¥ 24,422 Mil.	¥ −4,107 Mil.
Ordinary Profit	¥ 1,519 Mil.	¥ 9,110 Mil.	¥ 13,427 Mil.	¥ 482 Mil.
Net Profit	¥ 2,101 Mil.	¥ −53,869 Mil.	¥ 4,398 Mil.	¥ −87,800 Mil.
Net Profit per Share	¥ 1.12	¥ −28.91	¥ 2.37	¥ −47.33
Total Assets	¥ 1,359,083 Mil.	¥ 1,385,279 Mil.	¥ 1,454,828 Mil.	¥ 1,429,432 Mil.
Net Assets	¥ 607,642 Mil.	¥ 558,071 Mil.	¥ 578,274 Mil.	¥ 476,057 Mil.
Net Assets per Share	¥ 324.91	¥ 300.79	¥ 311.72	¥ 256.67

(Notes)

1. Net profit per share is calculated on the basis of the total average number of shares issued during the term. Net assets per share are calculated on the basis of the total number of shares issued at the end of each term. Treasury stocks are excluded from the total average number of shares issued during the term and the total number of shares issued at the end of each term.
2. From fiscal 2002, net profit per share and net assets per share are calculated by applying "Accounting standards for current term net profit per share" (Business Accounting Standards No. 2) and "Accounting standards application guideline for current term net profit per share" (Business Accounting Standards Application Guideline No. 4).

2. OUTLINE OF THE COMPANY

(As of March 31, 2005)

(1) SANYO Electric Group's Major Businesses

Major products and businesses of our Group are listed below.

Consumer Business Sector

Color TVs, Plasma TVs, LCD TVs, Video Cassette Recorders (VCRs), DVD players, video cameras, digital cameras, liquid crystal projectors, digital voice recorders, car stereos, compact disks, facsimiles, cordless phones, cellular phones, PHS mobile phones, PHS cell stations, navigation systems, LCDs, DVD-ROM drives, refrigerators, freezers, washing machines, dryers, microwave ovens, air-conditioners, vacuum cleaners, electric fans, massage chairs, dishwasher/dryers, electromagnetic cookers, toasters, rice cookers, integrated kitchen systems, electric heaters, air cleaners, dehumidifiers, electric hybrid bicycles, electrical equipment for bicycles, pumps, medical sterilizers, medical cold storage equipment, ultra-deep freezers, tablet packaging machines, and battery application products such as electric shavers

Commercial Business Sector

Showcases for freezing, refrigerating and cold water, refrigerated showcases for supermarkets, commercial refrigerator-freezers, prefab refrigerator-freezers, ice makers, package-type air-conditioners, gas engine heat pump air-conditioners, gas-fired absorption heater/chillers, medical computers, dispensers, and golf-cart systems

Component Business Sector

MOS-LSIs, BIP-LSIs, thick film ICs, liquid crystal panels, transistors, diodes, CCDs, LEDs, semiconductor lasers, optical pickups, organic semiconductor capacitors, other electronic components, lithium-ion batteries, nickel-cadmium batteries, nickel-hydrogen batteries, lithium batteries, alkaline-manganese batteries, solar cells, rechargeable batteries for HEVs (Hybrid Electric Vehicles), and compressors for freezing, refrigerating and air-conditioning

Other Business Sectors

Credit, logistics, maintenance, information services, and housing related businesses

(2) SANYO Electric Group's Major Sales Offices and Plants

	Name		Location
Major domestic business locations	SANYO Electric Co., Ltd.	Headquarters	Moriguchi-shi, Osaka
		Tokyo Building	Taito-ku, Tokyo
		Technology R&D Headquarters	Hirakata-shi, Osaka
		Tokyo Plant	Oizumi-cho, Ora-gun, Gunma
		Gifu Plant	Anpachi-cho, Anpachi-gun, Gifu
		Shiga Plant	Otsu-shi, Shiga
		Daito Plant	Daito-shi, Osaka
		Kasai Plant	Kasai-shi, Hyogo
		Sumoto Plant	Sumoto-shi, Hyogo
		Nishikinohama Plant	Kaizuka-shi, Osaka
		Tokushima Plant	Matsushige-cho, Itano-gun, Tokushima
	SANYO Electric Credit Co., Ltd.		Osaka-shi, Osaka
	Tottori SANYO Electric Co., Ltd.		Tottori-shi, Tottori
	Niigata SANYO Electronics Co., Ltd.		Ojiya-shi, Niigata
	Kanto SANYO Semiconductors Co., Ltd.		Oizumi-cho, Ora-gun, Gunma
	SANYO Sales & Marketing Corp.		Moriguchi-shi, Osaka
	SANYO Commercial Sales Co., Ltd.		Bunkyo-ku, Tokyo
	SANYO Semicon Device Co., Ltd.		Taito-ku, Tokyo
	SANYO Electric Logistics Co., Ltd.		Hirakata-shi, Osaka
	SANYO Homes Corp.		Osaka-shi, Osaka
Major overseas business locations	SANYO North America Corp.		California, USA
	SANYO Manufacturing Corp.		Arkansas, USA
	SANYO Energy (U.S.A.) Corp.		California, USA
	SANYO Europe Ltd.		Hertfordshire, UK
	SANYO Asia Pte., Ltd.		Singapore
	SANYO Pt (M) Sdn. Bhd.		Johore, Malaysia
	SANYO Electric (China) Co., Ltd.		Beijing, China
	SANYO Electric (Hong Kong) Ltd.		Hong Kong
	SANYO Semiconductor (H.K.) Co., Ltd.		Hong Kong

(3) Share Ownership

- Number of stocks authorized to be issued : 4,921,196,000 shares
- Total capital stocks issued : 1,872,338,099 shares
  (Number of stocks issued upon conversion of convertible bonds during this term : 0 shares)
- Number of stockholders : 257,255 persons
- The 10 largest stockholders

Name of stockholders	Number of shares and percentage		Number of shares owned by SANYO	
	(Unit: thousand shares)	Shareholding ratio (%)	(Unit: thousand shares)	Shareholding ratio (%)
Master Trust Bank of Japan, Ltd. (trust account)	112,175	5.99	—	—
Sumitomo Mutual Life Insurance Company	56,707	3.03	—	—
Japan Trustee Services Bank, Ltd. (trust account)	55,303	2.95	—	—
Nippon Life Insurance Company	54,931	2.93	—	—
Sanyo Electric Employees Share Ownership	53,006	2.83	—	—
Sumitomo Mitsui Banking Corporation	43,278	2.31	—	—
Resona Bank, Ltd.	37,248	1.99	—	—
Dai-ichi Mutual Life Insurance Company	34,546	1.85	—	—
Mitsui Sumitomo Insurance Co., Ltd.	23,435	1.25	1,132	0.07%
Shioya Tochi Co., Ltd.	22,467	1.20	—	—

(Notes) 1. Our company holds 32,063 shares (the shareholding ratio: 0.51%) out of the total shares of Sumitomo Mitsui Financial Group, Inc. (Sumitomo Mitsui Banking Corporation is a wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc.) and 19,970 thousand shares (the shareholding ratio: 0.18%) out of the total shares of Resona Holdings, Inc. (Resona Bank, Ltd.is a wholly owned subsidiary of Resona Holdings, Inc.)

2. The shareholding ratio in each company mentioned in "1." above is calculated using common shares issued by each company.

- Acquisition, disposal, and holding of SANYO Shares

(1) Acquired shares
Common Shares 512,290 shares Total acquisition cost 192,613,642 yen

(2) Disposed Shares
Common Shares 128,043 shares Total disposition cost 49,426,560 yen

(3) Share Certificates Approved for Invalidation
No application

(4) Stock holdings at the settlement period
Common Shares 17,607,612 shares

(4) Current State of Stock Purchase/Subscription Warrant Issued as part of Stock Option Plan

●Current State of Stock Purchase/Subscription Warrant Issued

1. Number of stock purchase/subscription warrants issued
   6,996 warrants (1,000 shares per stock purchase/subscription warrant)

2. Type and number of shares to be allocated for stock purchase/subscription warrants
   SANYO Common Shares: 6,996,000 shares

3. Issue value of stock purchase/subscription warrant
   No value

●Current State of Stock Purchase/Subscription Warrant Issued during the Fiscal Year

1. Number of stock purchase/subscription warrants issued
   3,094 warrants (1,000 shares per stock purchase/subscription warrant)

2. Type and number of shares to be allocated for stock purchase/subscription warrants
   SANYO Common Shares: 3,094,000 shares

3. Issue value of stock purchase/subscription warrant
   No value

4. Paid-in value per share at the time of exercising warrant
   455 yen per share

5. Exercisable period of stock purchase/subscription warrants
   July 1, 2006 to June 30, 2008

6. Conditions for exercising stock purchase/subscription warrant
   - Partial exercise of a stock purchase/subscription warrant shall not be accepted. (Minimum unit for exercising warrant shall be one stock purchase/subscription warrant.)
   - Other conditions shall be based on the provisions in the "Stock Purchase/Subscription Warrant Allocation Agreement."

7. Reason and condition for cancellation of warrants
   The Company may cancel Stock Purchase/Subscription Warrants at no value when a grantee of warrants no longer meets the requirements for exercising warrants or the Company deems it otherwise necessary to do so.

8. Description of favorable conditions
   Stock purchase/subscription warrants were issued at no value for Directors, Corporate Auditors, Officers, Employees, and Managerial Staff of Principal Consolidated Subsidiaries.

9. Names of grantees and number of stock purchase/subscription warrants granted

Directors of SANYO Electric Co., Ltd.

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Satoshi Iue	20	Sadao Kondo	14	Yukinori Kuwano	18
Toshimasa Iue	16	Yoichiro Furuse	16	Nobuaki Kumagai	10
Tomoyo Nonaka	10	Louis E. Lataif	10	Sunao Okubo	14
Hiromoto Sekino	14	Eiji Kotobuki	14	Tadahiko Tanaka	14

Corporate Auditors of SANYO Electric Co., Ltd.

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Ryota Tominaga	10	Takeshi Inoue	10	Sotoo Tatsumi	10
Hiroshi Toda	10				

"Specific employees" specified in Article 103, Section 2 of the Commercial Law Enforcement Regulation

Top 10 persons in terms of number of allotted shares

Name	Number of Warrants Granted	Name	Number of Warrants Granted	Name	Number of Warrants Granted
Yasusuke Tanaka	14	Satoshi Inoue	14	Osamu Kajikawa	14
Hiroshi Ono	14	Fusao Terada	12	Akira Kan	12
Teruo Tabata	12	Mitsuru Honma	12	Shinichi Miki	12
Toshiaki Iue	12				

10. Breakdown and total number of stock purchase/subscription warrants granted to "Specific employees" by personnel category

	Number of Warrants Granted	Type and Number of Shares Allotted		Total Number of Grantees
Employees of the Company	2,603	SANYO Common Shares:	2,603,000	411
Directors of Subsidiaries	164	SANYO Common Shares:	164,000	27
Employees of Subsidiaries	117	SANYO Common Shares:	117,000	20

(5) Directors and Corporate Auditors

Position	Name	Principal responsibilities
Chairman	Satoshi Iue	Chairman of the Board of Directors
Vice Chairman	Sadao Kondo	Vice Chairman of the Board of Directors
President	Yukinori Kuwano	President, Chief Executive Officer (CEO), and Chief Operating Officer (COO) General Manager of Headquarters Strategy Division
Executive Director	Toshimasa Iue	Vice President and Chief Marketing Officer (CMO), General Manager of Group Marketing Division, CEO of Consumer Business Group, CEO of Commercial Business Group, CEO of International Business Group, and CEO of Components Business Group,
Executive Director	Yoichiro Furuse	Vice President and Chief Financial Officer (CFO), CEO of Service Business Group, and General Manager of Strategy Headquarters – Service Business
Director	Nobuaki Kumagai	President, University of Hyogo
Director	Tomoyo Nonaka	Journalist
Director	Louis E. Lataif	Dean of the School of Management at Boston University
Director	Sunao Okubo	
Director	Hiromoto Sekino	Executive Officer, COO of International Business Group, General Manager of Strategy Headquarters – International Business, of the Group, and Executive in charge of Tokyo Area
Director	Eiji Kotobuki	Executive Officer, COO of Consumer Business Group, and President of SANYO HA Asean Corp.
Director	Tadahiko Tanaka	Executive Officer, and COO of Component Business Group
Corporate Executive Auditor	Ryota Tominaga	
Corporate Executive Auditor	Takeshi Inoue	
Corporate Auditor	Sotoo Tatsumi	Emeritus Adviser of Sumitomo Mitsui Banking Corp.
Corporate Auditor	Hiroshi Toda	Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation), and Specially Appointed Professor – Faculty of Business Administration, Kobe Gakuin University

(Notes)

1. Three Directors, Mr. Nobuaki Kumagai, Ms. Tomoyo Nonaka, and Mr. Louis E. Lataif are Outside Directors as provided in 7-2 of the second clause of Article 188 of the Commercial Law.
2. Two Corporate Auditors, Mr. Sotoo Tatsumi, and Mr. Hiroshi Toda are Outside Auditors as provided in the first clause of Article 18 of The Supplementary Act to Commercial Law.

3. As of April 1, 2005, "Principal responsibilities or positions" of Directors and Corporate Auditors have been changed as follows:

Position	Name	Principal responsibilities or positions
Executive Director and President	Yukinori Kuwano	President & Chief Executive Officer (CEO) & Chief Operating Officer (COO)
Executive Director	Toshimasa Iue	Vice President & Chief Marketing Officer (CMO), Chairman of Group Executive Committee, Chairman of D&D Steering Committee, Chairman of E&E Steering Committee, and Leader of Home Electronics Group
Executive Director	Yoichiro Furuse	Vice President & Chief Financial Officer (CFO), and Chairman of C&C Steering Committee
Director	Hiromoto Sekino	
Director	Eiji Kotobuki	
Director	Tadahiko Tanaka	
Corporate Auditor	Hiroshi Toda	Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation), Emeritus Professor – Faculty of Business Administration, Kobe Gakuin University, and Professor – Faculty of Economics, Fukuyama University

4. The following officers assumed their positions as of April 1, 2005.

Position	Name	Principal responsibilities or positions
President & Chief Operating Officer	Yukinori Kuwano	CEO & COO
Vice President	Toshimasa Iue	CMO, Chairman of Group Executive Committee, Chairman of D&D Steering Committee, Chairman of E&E Steering Committee, and Leader of Home Electronics Group
Vice President	Yoichiro Furuse	CFO, and Chairman of C&C Steering Committee
Executive Officer	Yasusuke Tanaka	Executive in charge of Special Mission, and Executive Director and Chairman of SANYO Homes Corp.
Executive Officer	Satoshi Inoue	Leader of Component & Device Group, and President of Electronic Device Company
Executive Officer	Osamu Kajikawa	General Manager of Tokyo Plant, and Executive Director and Chairman of SANYO Tokyo Manufacturing Co., Ltd.
Executive Officer	Hiroshi Ono	Leader of Innovation Group, and General Manager of R&D Headquarters
Executive Officer	Akira Kan	Leader of Commercial Solutions Group
Executive Officer	Mitsuru Honma	Leader of Power Solutions Group, and President of Mobile Energy Company
Executive Officer	Shinichi Miki	Leader of Business Planning & Management Group, General Manager of Business Development Headquarters, and General Manager of International Management Headquarters

(To be continued on next page)

Position	Name	Principal responsibilities or positions
Senior Officer	Teruo Tabata	General Manager of Display Headquarters, Component & Device Group, and Executive Director and President of SANYO Epson Imaging Device Co., Ltd.
Senior Officer	Toshiaki Iue	Leader of Sales & Marketing Group, General Manager of Consumer Domestic Sales Headquarters, of the Group, and Executive Director and President of SANYO Sales & Marketing Corp.
Senior Officer	Takenori Ugari	Leader of Personal Electronics Group, and President of Telecom Company
Senior Officer	Yoshihiro Nishiguchi	General Manager of Finance Headquarters
Senior Officer	Tadao Shimada	President of Clean Energy Company, Commercial Solutions Group
Senior Officer	Yoshio Iwasa	President of AV Company, Home Electronics Group
Officer	Akiyoshi Takano	Deputy General Manager of International Management Headquarters, Business Planning & Management Group, Chairman of SANYO Electric (China) Co., Ltd., and Chairman of SANYO Electric (Hong Kong) Ltd.
Officer	Shosaku Kurome	General Manager of Governmental & Institutional Market Development Headquarters, Sales & Marketing Group
Officer	Shinya Tsuda	General Manager of Brand Development Headquarters, and General Manager of Corporate Strategy Headquarters, Business Planning & Management Group
Officer	Keiichi Yodoshi	Deputy General Manager of R&D Headquarters, Innovation Group
Officer	Nobuaki Matsuoka	President of Automotive Company, Power Solutions Group
Officer	Takuya Kobayashi	Deputy General Manager of Display Headquarters, Component & Device Group
Officer	Tsutomu Nozaki	Vice President of Mobile Energy Company, Power Solutions Group
Officer	Michihiro Shigeta	President of Semiconductor Company, Component & Device Group
Officer	Tsutomu Asano	Vice President of Semiconductor Company, Component & Device Group
Officer	Kohei Wakayama	Vice President of Commercial Solutions Company, Commercial Solutions Group, and Executive Director and President of SANYO Commercial Sales Co., Ltd.
Officer	Katsuhisa Kawashima	President of Commercial Solutions Company, Commercial Solutions Group
Officer	Kazuhiro Takeda	Vice President of Electronic Device Company, Component & Device Group
Officer	Masato Ito	Vice President of Mobile Energy Company, Power Solutions Group
Officer	Seiichiro Sano	General Manager of General Affairs/Human Resource Headquarters

(To be continued on next page)

Position	Name	Principal responsibilities or positions
Officer	Hidetoshi Arima	Vice President of Commercial Solutions Company, Commercial Solutions Group, and Executive Director and President of SANYO Commercial Service Co., Ltd.
Officer	Sosei Takeuchi	President of HA Company, Home Electronics Group
Officer	Morihiro Kubo	President of DI Company, Personal Electronics Group

(6) Employees of SANYO Electric Group

Classification	Number of Employees
Domestic	38, 113
Overseas	57, 910
Total	96, 023

(Note) Within the above total, the number of employees of SANYO Electric Co., Ltd. is 15,687, which is 1,122 less compared with the end of the previous term.

(7) Affiliated Companies

① Relation to parent company: None

② Major Subsidiaries

Name	Capital	Shareholding ratio of SANYO Electric Co., Ltd.	Business
SANYO Electric Credit Co., Ltd.	¥ 14,843 Mil.	52.4%	Installment sales, lease, and financing
Tottori SANYO Electric Co., Ltd.	¥ 4,650 Mil.	66.5%	Manufacture and sales of electrical equipment and others
Niigata SANYO Electronic Co., Ltd.	¥ 19,500 Mil.	100.0%	Manufacture and sales of semiconductors
Kanto SANYO Semiconductors Co., Ltd.	¥ 447 Mil.	(51.2%) 100.0%	Manufacture and sales of semiconductors
SANYO Sales & Marketing Corporation	¥ 3,804 Mil.	100.0%	Import/export of electrical equipment
SANYO Commercial Sales Co., Ltd.	¥ 300 Mil.	100.0%	Sales and installation of refrigerator -freezers and kitchen appliances
SANYO Semicon Device Co., Ltd.	¥ 300 Mil.	100.0%	Sales of semiconductors
SANYO North America Corporation	US$402,162 thousand	(11.8%) 100.0%	Sales of electrical equipment and local general business
SANYO Manufacturing Corporation	US$63,835 thousand	100.0%	Manufacture and sales of color TVs and others
SANYO Energy (USA) Corporation	US$14,500 thousand	(100.0%) 100.0%	Manufacture and sales of batteries
SANYO Asia Pte., Ltd.	S$310,886 thousand	100.0%	Sales of electrical equipment and local general business
SANYO Pt (M) Sdn. Bhd.	M'sia$28,000 thousand	100.0%	Manufacture and sales of telephone equipment
SANYO Electric (Hong Kong) Limited	HK$155,000 thousand	(2.8%) 100.0%	Sales of electrical equipment
SANYO Semiconductor (H.K.) Co., Ltd.	HK$15,000 thousand	(100.0%) 100.0%	Sales of semiconductors

(Note)
Figures in parenthesis represent the shareholding ratio owned indirectly by SANYO Electric Co., Ltd.

③ **Process and Results of Business Consolidations**

Our company, with the aim of further improving management efficiency, formed a merger with SANYO Telecommunications Co., Ltd. on September 1, 2004. Furthermore, SANYO Epson Imaging Devices Corporation was established on October 1, 2004 as a joint venture with Seiko Epson Corporation, to which equity method was applied.

The number of consolidated subsidiaries is 142 and the number of equity method companies is 55. The results of business consolidations are stated in "1. OUTLINE OF BUSINESS PERFORMANCE (3) SANYO Electric Group and SANYO Electric Co., Ltd. Business Results and Assets for the Past 4 Years."

④ Technical Assistance

Name	Country	Content
InterDigital Technology Corporation	U.S.A.	Patent license on cellular phones
QUALCOMM Inc.	U.S.A.	Patent license on CDMA-based cellular phones
Eastman Kodak Company	U.S.A.	Patent license on digital cameras
Ampex Corporation	U.S.A.	Patent license on digital cameras
Texas Instrument, Incorporated	U.S.A.	Patent license on semiconductor materials, joining materials, semiconductor elements and semiconductor systems

(8) Loan Payable

Lender	Borrowings	Number and holding ratio of stocks of Sanyo held by lender	
		Shares	%
Syndicated loan	¥100,000 Mil.	———	——

(Note) Funds procured through syndicated loan were provided through co-financing by a total of 22 financial institutions with Sumitomo Mitsui Banking Corporation being the administrative agent.

(9) Compensation, etc. for Accounting Auditors

① The total amount of compensation, etc. to be paid to accounting auditors by SANYO Electric Co., Ltd. and its subsidiaries 269 million yen

② Within the amount of the above ①, the total amount of compensation, etc. to be paid to accounting auditors by SANYO Electric Co., Ltd. and its subsidiaries in compensation for services (audit certification services) specified in the Certified Public Accountant Law Article 2 Clause 1
243 million yen

③ Within the amount of the above ②, the amount of accounting auditor's compensation, etc. to be paid to accounting auditors by SANYO Electric Co., Ltd.
119 million yen

(Note) In the audit contract between SANYO Electric Co., Ltd. and accounting auditor, compensation for audit service based on the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha)" and compensation for audit service based on the Securities Exchange Law are not separated and cannot practically be separated. Therefore, the amount of the above ③ is the total amount combining these types of compensation.

3. IMPORTANT MATTERS AFFECTING SANYO ELECTRIC GROUP ARISING AFTER THE FISCAL TERM

None.

BALANCE SHEET

As of March 31, 2005
Million Yen

ITEM	AMOUNT	ITEM	AMOUNT
(ASSETS)		(LIABILITIES)	
Current Assets	607,945	Current liabilities	514,576
Cash & Cash equivalents	148,106	Trade notes payable	54
Trade notes receivable	12,761	Trade accounts payable	307,254
Trade accounts receivable	236,217	Short-term loans	21
Finished products	56,562	Bonds due within one year	40,000
Materials & work in process	69,275	Other payable	104,161
Prepaid expenses	609	Accrued income taxes	1,100
Deferred income taxes	27,122	Accrued expenses	20,620
Short-term loans	2,142	Deposits received	37,474
Receivables	38,517	Accrued warranty	1,347
Other current assets	17,189	Other current liabilities	2,540
Allowance for doubtful accounts	-559	Non-Current Liabilities	438,798
Fixed Assets	821,486	Bonds payable	240,000
Tangible Fixed Assets	304,418	Other long-term debts	100,012
Buildings	101,633	Accrued severance payable	98,692
Structures	9,998	Other fixed liabilities	93
Machinery & equipment	93,021	Total Liabilities	953,374
Vehicles	170		
Tools, furniture & fixtures	24,792	(STOCKHOLDERS' EQUITY)	
Land	61,046	Capital Stock	172,242
Construction in progress	13,754	Capital Surplus	234,750
Intangible Fixed Assets	21,883	Capital surplus reserve	234,743
Software	20,854	Other capital surplus	6
Utility rights	47	Gain of disposition of treasury stock	6
Others	981		
Investment & Others	495,184	Retained Earnings	64,014
Investment in securities	150,115	Revenue reserve	33,796
Investment in subsidiaries	271,654	Unappropriated reserve	105,385
Long-term loans	2,053	Reserve for special depreciation	3,806
Long-term prepaid expenses	19,181	Reserve for retirement benefits	300
Deferred income taxes	41,351	Reserve for dividends	14,160
Others	10,838	Reserve for advanced depreciation of fixed assets	119
Allowance for doubtful accounts	-9		
		Voluntary reserve	87,000
		Undisposed loss at end of year	75,166
		Unrealized holding gains of available-for-sale	12,407
		Treasury stock	-7,357
		Total Stockholders' Equity	476,057
Total Assets	1,429,432	Total Liabilities and Stockholders' Equity	1,429,432

(Notes)

1.	Current receivables from subsidiaries	¥	163,473	million
2.	Non-current receivables from subsidiaries	¥	2,042	million
3.	Current liabilities to subsidiaries	¥	91,222	million
4.	Accumulated depreciation of tangible fixed assets	¥	528,049	million
5.	Reduced book value of tangible fixed assets	¥	1,236	million

6. There are significant leased assets off the Balance Sheet; which are principally the computers under lease agreement.

7.	Guarantee	¥	19,617	million
	Guarantee reserve	¥	30,707	million
	Repurchase obligation accompanying foreign currency account receivable transfer	¥	36,072	million

8. As a result of using the actual value as provided in no. 3 of Article 124 of the enforcement regulations for the Commercial Law, the amount of net assets has increased by 12,407 million yen.
9. The amount less than one million yen is omitted.

STATEMENT OF INCOME

April 1, 2004 - March 31, 2005
Million Yen

ITEM	AMOUNT	
(ORDINARY INCOME & EXPENSES)		
Operating Income & Expenses		
Net sales		1,458,981
Cost of sales	1,285,046	
Selling and general administrative expenses	178,042	1,463,089
Operating loss		4,107
Non-operating Income & Expenses		
Non-operating income		
Interest income	578	
Dividend income	16,343	
Others	33,978	50,901
Non-operating expenses		
Interest expense	4,378	
Others	41,932	46,310
ORDINARY INCOME		482
(SPECIAL GAIN & LOSS)		
Special gain		
Gain on sale of fixed assets	1,793	
Gain on sale of investment in securities	9,567	
Gain on sale of affiliated companies' securities	2,080	
Reversal of allowance for doubtful accounts	37	13,478
Special loss		
Loss on sales of fixed assets	11,124	
Loss on evaluation of affiliated companies' securities	44,927	56,052
NET LOSS BEFORE INCOME TAXES		42,090
Corporation tax, Resident tax and Business tax		2,505
Income taxes-deferred		43,204
NET LOSS		87,800
Unappropriated retained earnings brought forward		17,138
Increase in unappropriated retained earnings by merger		1,059
Interim dividends		5,565
UNDISPOSED LOSS AT END OF YEAR		75,166

(NOTES)

1. Net sales to subsidiaries ¥ 800,982 million
2. Purchases from subsidiaries ¥ 597,099 million
3. Transactions other than operating transactions with subsidiaries ¥ 20,557 million
4. Net loss per share ¥ 47.33
5. The amount less than one million yean is omitted.

<Summary of Significant Accounting Policies>

1. Valuation standard and valuation method of assets

   Inventories are stated at cost as follows:

   Finished goods and work in process—Gross average method
   Raw materials—Moving average cost method
   Parts—First-in first-out method

   Securities are stated as follows:

   Shares of subsidiaries and affiliates—Valuation at cost by moving average cost method
   Other securities with market value—Valuation at market value based on the market price of settlement day, etc.
   (Direct capitalization method for variance of the estimate)
   Other securities without market value—Valuation at cost by moving average cost method

   Derivatives are stated at market value.

2. Depreciation of tangible fixed assets is calculated by the declining balance method.
   Fixed percentage on reducing balance method
   Note that, depreciation on buildings acquired after April 1, 1998 (excluding annexes) is calculated according to the straight-line method.

3. Reserve for retirement allowances is appropriated for the preparation of retirement allowance payments to employees based on the anticipated amount of retirement allowance liabilities and pension assets at the end of this business year.
   In addition, any discrepancy will be accounted for as an expense in the following business year using the fixed amount method based on the average length of the employees' remaining service years at the end of the fiscal year.

4. No consumption tax is included in Statement of Income.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Undisposed loss at end of year	75,166,965,725	(YEN)
Disposition of voluntary reserve	87,000,000,000	
TOTAL	11,833,034,275	
The above shall be appropriated as follows:		
Reserve for special depreciation	503,722,900	
Unappropriated retained earnings to be carried forward	11,329,311,375	

(Notes)

1. Amount used of Reserve for special depreciation is in accordance with "The Exceptions to Japanese Tax Laws."
2. The Company paid interim dividends amounting to 5,565,017,049 yen (3.0 yen per share) on November 30, 2004.

COPY OF AUDIT REPORT OF THE ACCOUNTING AUDITORS

Audit Report of Independent Certified Public Accountants

May 24, 2005

To the Board of Directors,
SANYO Electric Co., Ltd.

ChuoAoyama PricewaterhouseCoopers

Designated Partner, Managing Partner	C.P.A. Shinko Nakazato
Designated Partner, Managing Partner	C.P.A. Shigeyuki Moriuchi
Designated Partner, Managing Partner	C.P.A. Hirokazu Kagechi

In accordance with clause 1, Article 2 of "The Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", we have examined the Statements of Account, that is, the Balance Sheet, Statement of Income, Annual Business Report (restricted to accounting items), Statement of Proposed Appropriation of Retained Earnings and Supporting Schedules (restricted to accounting items) of SANYO Electric Co., Ltd. for the 81st fiscal year from April 1, 2004 to March 31, 2005. The accounting items included in the Annual Business Report and Supporting Schedules which were subjected to audit are those that are recorded in the books of account. Responsibility for organizing the Statements of Account and Supporting Schedules lies with the Company and our responsibility is to state our opinion from an independent standpoint about the Statements of Account and Supporting Schedules.

Our examination was made in accordance with generally accepted auditing standards in Japan.

The auditing standards require acquisition of our certification that the Statements of Accounts and Supporting Schedules are free of material misstatement. The audit was conducted based on a testing audit, which included overall examinations of statements in the Statements of Account and Supporting Schedules, together with evaluations of accounting policy adopted by the Company and its application method and estimates made by the Company. As a result of the audit, we concluded that a legitimate base for stating our opinion was attained. Also, included in these audits were audits of subsidiaries that we deemed necessary.

As a result of our audit, we state our opinion as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and results of operations of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(2) The Annual Business Report (restricted to accounting items) shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(3) The Proposed Appropriation of Retained Earnings is prepared in accordance with applicable laws and regulations and the Articles of Incorporation.
(4) The Supporting Schedules (restricted to accounting items) lack no matters to be indicated under the regulations of the Commercial Code.

The ChuoAoyama PricewaterhouseCoopers and managing partners have no interests in SANYO Electric Co., Ltd. with the meaning of the Certified Public Accountants Law.

COPY OF AUDIT OF BOARD OF CORPORATE AUDITORS

AUDIT REPORT

In order to audit the performance of directors' duties in the 81st fiscal year from April 1, 2004 to March 31, 2005, reports and procedures from all auditors were heard and conferred upon.

As a result of our audit, we report as follows:

1. Outline of Audit Procedures

We, corporate auditors, conducted this audit in accordance with the law, policy stipulated by the Board of Corporate Auditors and our corporate responsibilities.

(1) In relation to this audit, we heard audit procedures and plans from accountants, attended meetings from time to time, heard reports on Company activities and results, investigated asset situations as we considered necessary under the circumstances, requested accounting auditors to report results from their audits and examined Company financial statements.

(2) In regards to non-accounting duties, we attended board of directors' meetings and other pertinent meetings, heard business reports from directors and others important documents for approval, investigated activities of major offices and requested subsidiaries to submit reports of their audits as we considered necessary under the circumstances.

(3) In addition to the aforementioned audit procedures, we performed certain other audit procedures such as detailed investigations of related transactions as we considered necessary under the circumstances such as, any transactions for directors' benefits, transactions containing a conflict of interest and other transactions between directors and the Company, benefits bestowed by the Company, unusual transactions with subsidiaries or shareholders, and acquisition or manipulation of the Company owned stock.

2. Result of Audit

(1) Audit procedures performed by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, and their conclusions are appropriate.

(2) The Annual Business Report shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.

(3) In light of the financial position of the Company and other conditions, there is no other matter to be included in the Statement of Proposed Appropriation of Retained Earnings.

(4) The Supported Schedule shows correctly all required items and there is no other matter that should be included.

(5) There are no irregularities involving the performance of directors' duties, including duties related to subsidiaries, or material noncompliance with applicable laws and regulations and the Articles of Incorporation.

As a result of our audit, we did not find anything in noncompliance with directors' liability such as directors' transactions as stipulated in the first clause of Article 133 of the enforcement regulations for the Commercial Law.

May 24, 2005

Board of Corporate Auditors, SANYO Electric Co., Ltd.
Corporate Executive Auditor Ryota Tominaga
Corporate Executive Auditor Takeshi Inoue
Corporate Auditor Sotoo Tatsumi
Corporate Auditor Hiroshi Toda

Note:

1. Messrs. Sotoo Tatsumi, Corporate Auditor and Hiroshi Toda, Corporate Auditor are Corporate Auditors (External) as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.

CONSOLIDATED BALANCE SHEET

As of March 31, 2005
Million Yen

ITEM	AMOUNT	ITEM	AMOUNT
(ASSETS)		(LIABILITIES)	
Current Assets		Current liabilities	
Cash & Cash equivalents	124,053	Short-term loans	408,531
Fixed-period deposits	170,929	Long-term debts due within 1 year	139,101
Marketable securities	9,542	Trade notes/accounts payable	453,554
Trade notes/accounts receivable	448,281	Notes/accounts payable – affiliated companies	50,235
Finance receivables	261,639	Notes/accounts payable on equipment	33,108
Notes/accounts receivable – affiliated companies	29,406	Accrued taxes	11,301
Allowance for doubtful accounts	-30,046	Deposit from employees	21,888
Inventories	383,976	Others	248,810
Deferred income taxes	17,911	Total	1,366,528
Others	77,675		
Total	1,493,366	Bonds payable and Long-term debts	679,728
		Accrued retirement/pension payable	216,190
Investment and Loan			
Investment in and loan to affiliated companies	56,066	Total Liabilities	2,262,446
Other investment and loan	194,925	Minority interests	49,963
Total	250,991		
		(STOCKHOLDERS' EQUITY)	
Tangible Fixed Assets		Capital Stock	172,242
Buildings	457,225	Capital Surplus	336,035
Machinery and others	944,543	Retained Earnings	-84,342
Accumulated depreciation	-941,762	Accumulated other comprehensive income	-128,310
Land	130,906	Total	295,625
Construction in progress	20,319		
Total	611,231		
		Treasury stock	-7,357
Long-term deferred tax assets	32,512		
Other assets	212,577	Total Stockholders' Equity	288,268
Total Assets	2,600,677	Total Liabilities and Stockholders' Equity	2,600,677

(Notes)

1. Assets offered as collateral — Tangible fixed assets 5,853 million yen
   Liabilities corresponding to assets offered as collateral — Short-term loans 161 million yen
   Long-term loans 812 million yen
2. Guarantee liabilities resulting from borrowing from employees, affiliates, and others — 141,839 million yen
3. Accumulated other comprehensive income includes equity adjustment from foreign currency translation, unrealized gains and losses on securities, unrealized gains and losses on derivatives, and minimum pension liability adjustment.

CONSOLIDATED STATEMENT OF INCOME

April 1, 2004 - March 31, 2005
Million Yen

ITEM	AMOUNT
Net sales	2,484,639
Other operating revenue	101,947
Total net sales and operating revenues	2,586,586
Cost of sales	2,125,637
Selling and general administrative expenses	418,633
Operating income	42,316
Non-operating Income	32,765
Interest and dividend income	(5,642)
Others	(27,123)
Non-operating expenses	140,072
Interest expense	(17,118)
Others	(122,954)
NET LOSS BEFORE INCOME TAXES	64, 991
Current taxes	23,634
Deferred tax assets	83,071
LOSS BEFORE MINORITY INTERESTS	171, 696
Profit and loss before minority interests (deduction)	-152
NET LOSS	171, 544

(Notes) Net loss per share

Basic loss per share	92.48 yen
Diluted loss per share	92.48 yen

[Basic Principles for Preparation of Consolidated Financial Reports]

<Significant Accounting Policies>

1. Consolidated Financial Reports Preparation Standards

   In accordance with Paragraph 1, Article 179 of the Enforcement Regulations of the Commercial Code, our company prepares its consolidated financial reports in conformity with generally-accepted accounting standards in the United States in terms of words and terms, forms, and preparation methods. However, in conformity with the provision of said Paragraph, we omit some statements and explanatory notes within those that are requested by generally-accepted accounting standards in the United States.

   In addition, in accordance with accounting practices in Japan, we calculate the operating income in the Consolidated Statement of Income by subtracting cost of sales and selling and general administrative expenses from net sales and other operating revenue.

2. Inventory Valuation Method and Standard

   Inventories are valued by the LOCOM (lower-of-cost-or-market) method. Acquisition cost of finished goods and work in process is valued primarily by the gross average method. Acquisition cost of other inventories is valued primarily by the first-in first-out method.

3. Securities Valuation Method and Standard

   Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities" of the Financial Accounting Standards Board Statements of the United States (hereinafter, "FASB Statements") is applied.

Held-to-maturity securities	·········	Valuation at cost by amortized cost method
Available-for-sale securities	·········	Valuation at market value based on the market price of settlement day, etc. (Variance of the estimate is processed fully by the direct capitalization method, while the cost of sales is calculated by the moving average method.)

4. Tangible Fixed Assets Depreciation Method

   Depreciation on tangible fixed assets is calculated primarily by the fixed percentage on reducing balance method based on estimated useful life of said assets.

5. Goodwill and Other Intangible Assets

   In conformity with Statement No. 142 "Goodwill and Other Intangible Assets" of the FASB Statements, goodwill acquired in a business combination and intangible fixed assets with an indefinite useful life are not amortized but are tested for impairment annually if events or changes in circumstances indicate that they might be impaired.

6. Allowance Appropriation Standard

Allowance for doubtful accounts	......	Providing against loan losses caused by factors such as uncollectible account receivables and uncollectible loan receivables, an estimated uncollectible amount is appropriated after examining collectability of general receivables based on the loan loss ratio and examining individually that of specific receivables including those with loss possibilities.
Reserve for retirement allowances (Accrued retirement/pension payable)	......	In conformity with Statement No. 87 "Employers' Accounting for Pensions" of the FASB Statements, reserve for retirement allowances is appropriated for the preparation of retirement allowance payments to employees based on the retirement allowance liabilities and fair value of pension assets at the end of this business year. The amount corresponding to the shortage in reserve for retirement allowances, which is caused by the difference between the accumulated retirement allowance liabilities (liabilities calculated by subtracting future salary increase from retirement allowance liabilities) and the fair value of pension assets, is additionally appropriated as minimum pension liability adjustment. Unrecognized prior service cost is amortized by fixed installment based on the average length of the employees' remaining service years. As for unrecognized net loss by actuarial calculations, the amount exceeding the corridor (10% of the greater of retirement allowance liabilities or fair value of pension assets) is amortized by fixed installment based on the average length of the employees' remaining service years.

COPY OF AUDIT REPORT OF THE ACCOUNTING AUDITORS REGARDING CONSOLIDATED FINANCIAL REPORTS

Audit Report of Independent Certified Public Accountants

May 24, 2005

To the Board of Directors,
SANYO Electric Co., Ltd.

ChuoAoyama PricewaterhouseCoopers

Designated Partner, Managing Partner	C.P.A. Shinko Nakazato
Designated Partner, Managing Partner	C.P.A. Shigeyuki Moriuchi
Designated Partner, Managing Partner	C.P.A. Hirokazu Kagechi

In accordance with clause 3, Article 19-2 of "The Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", we have examined the Consolidated Financial Reports, that is, the Consolidated Balance Sheet and Consolidated Statement of Income of SANYO Electric Co., Ltd. for the 81st fiscal year from April 1, 2004 to March 31, 2005. Responsibility for organizing the Consolidated Financial Reports lies with the Company and our responsibility is to state our opinion from an independent standpoint about the Consolidated Financial Reports.

Our examination was made in accordance with generally accepted auditing standards in Japan.

The auditing standards require acquisition of our certification that the Consolidated Financial Reports are free of material misstatement. The audit was conducted based on a testing audit, which included overall examinations of statements in the Consolidated Financial Reports, together with evaluations of accounting policy adopted by the Company and its application method and estimates made by the Company. As a result of the audit, we concluded that a legitimate base for stating our opinion was attained. Also, included in these audits were audits of subsidiaries that we deemed necessary.

As a result of our audit, we state our opinion that the Consolidated Financial Reports present fairly the financial and P/L conditions of the SANYO Electric Group consisting of SANYO Electric Co., Ltd. and its consolidated subsidiaries in accordance with applicable laws and regulations and the Articles of Incorporation.

The ChuoAoyama PricewaterhouseCoopers and managing partners have no interests in SANYO Electric Co., Ltd. with the meaning of the Certified Public Accountants Law.

COPY OF AUDIT REPORT OF BOARD OF CORPORATE AUDITORS REGARDING CONSOLIDATED FINANCIAL REPORTS

AUDIT REPORT REGARDING CONSOLIDATED FINANCIAL REPORTS

In order to audit the Consolidated Financial Reports (Consolidated Balance Sheet and Consolidated Statement of Income) for the 81st fiscal year from April 1, 2004 to March 31, 2005, reports and procedures from all auditors were heard and conferred upon. As a result of our audit, we report as follows:

1. Outline of Audit Procedures
We, corporate auditors, conducted this audit in accordance with the law, policy stipulated by the Board of Corporate Auditors, and our corporate responsibilities. For the purpose of investigating business and financial conditions, we received reports and explanations regarding the Consolidated Financial Reports from the directors and accounting auditors, requested subsidiaries and consolidated subsidiaries for reports on accounting, and betook ourselves to subsidiaries and consolidated subsidiaries.

2. Result of Audit
(1) Audit procedures performed by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, and their conclusions are appropriate.

(2) As a result of investigating subsidiaries and consolidated subsidiaries, we did not find any matters to be pointed out in the Consolidated Financial Reports.

May 24, 2005

Board of Corporate Auditors, SANYO Electric Co., Ltd.
Corporate Executive Auditor Ryota Tominaga
Corporate Executive Auditor Takeshi Inoue
Corporate Auditor Sotoo Tatsumi
Corporate Auditor Hiroshi Toda

Note:
1. Messrs. Sotoo Tatsumi, Corporate Auditor and Hiroshi Toda, Corporate Auditor are Corporate Auditors (External) as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.

EXPLANATORY VOTING INFORMATION

1. Total number of shareholders' voting rights: 1,840,565

2. Agenda and explanatory materials:

Bill No.1: Presentation and Approval of Proposed Appropriation of Retained Earnings for the 81st Term

The Company proposes to appropriate the retained earnings as stated on Page 25.

As for the dividend for this term, we have decided to withhold payment because of the heavy losses posted, while applying the voluntary reserve to undisposed loss at end of year. We sincerely request the understanding of our shareholders.

Bill No.2: Partial Revisions to the Articles of Incorporation

(1) Reasons for revisions

①The English corporate name written in capital letters (SANYO ELECTRIC CO., LTD.) specified in Article 1 of the existing Articles of Incorporation has not been widely diffused and recognized but instead the commonly used English corporate name (SANYO Electric Co., Ltd.) is predominant. Therefore, said Article shall be changed in order to standardize the way of writing the English corporate name to be the commonly used English corporate name.

②From the standpoint of reinforcement of supervisory function over management structure, in order to further improve the auditing system, the number of corporate auditors specified in Article 23 of the existing Articles of Incorporation shall be increased.

③Based on the enforcement of the "Law Concerning Partial Amendment of the Commercial Code" (Law No. 128 of 2001) on April 1, 2002, conversion right of convertible bonds or debentures was changed to Stock Purchase/Subscription Right. As a result, it is no longer necessary to stipulate the provision regarding convertible bonds or debentures in the Articles of Incorporation. In addition, the period for requesting the conversion of convertible bonds or debentures issued terminated as of November 30, 2004. Therefore, Article 33 of the existing Articles of Incorporation shall be deleted.

④With the termination of the transitional measure period, the supplementary provision of the existing Articles of Incorporation shall be deleted.

⑤With the deletion of Article 33 of the existing Articles of Incorporation, the article number shall be changed.

(2) Description of revisions

Description of revisions is given as follows:

(Revision underlined)

Original Provisions	Proposed Revisions
Article 1 (Trade Name) The name of the Company shall be SANYO DENKI KABUSHIKI KAISHA. It shall be described in English as SANYO ELECTRIC CO., LTD.	Article 1 (Trade Name) The name of the Company shall be SANYO DENKI KABUSHIKI KAISHA. It shall be described in English as SANYO Electric Co., Ltd.
Article 23 (Number of Corporate Auditors) The Company shall have not more than five (5) Corporate Auditors.	Article 23 (Number of Corporate Auditors) The Company shall have not more than six (6) Corporate Auditors.
Article 33 (Conversion of Convertible Bonds or Debentures and Dividends) 1. With respect to the payment of the first dividends on the shares issued upon conversion of convertible bonds or debentures, such dividends shall be paid on the assumption that such conversion has been effected at the beginning of the business year in which the request for conversion is made. 2. In applying the provision of the preceding paragraph, the interim dividends pursuant to the provisions of the preceding Article shall be deemed the dividends and the periods from April 1 to September 30 and from October 1 to March 31 of the following year shall be deemed as business year, respectively.	<Deleted>
Article 34 <Omitted>	Article 33 <Unchanged>
Supplementary provision (Transitional Measure concerning Terms of Office of Corporate Auditors) Notwithstanding the provision of Article 25, Section 1, the Corporate Auditors who are in office by or at the conclusion of the ordinary general meeting of shareholders with respect to the first business year after May 1, 2002 shall have three year terms of office as before.	<Deleted>

Bill No. 3: Election and Appointment of Four Directors

The terms of office of three Directors, i.e. Mr. Yoichiro Furuse, Mr. Louis E. Lataif, and Mr. Tadahiko Tanaka shall expire at the close of this Ordinary General Meeting of Shareholders, and three Directors, i.e. Mr. Sunao Okubo, Mr. Hiromoto Sekino, and Mr. Eiji Kotobuki shall resign from their posts.
A proposal is made, therefore, to vote upon four Candidates for Director.

Candidates for Director

(the *name-with-asterisk denotes a new candidate)

Name: Yoichiro Furuse

Date of Birth: November 4, 1941

Business Activities:

Oct. 1993	Appointed as Managing Director of The Sumitomo Bank, Limited
June 1996	Appointed as Executive Managing Director of Mazda Motor Corp.
June 2000	Appointed as Executive Director and Vice President of SANYO Electric Trading Co., Ltd.
Oct. 2000	Appointed as Executive Officer of SANYO Electric Co., Ltd.
June 2001	Appointed as Director
June 2002	Appointed as Executive Director (Continues) Appointed as Executive Officer and Vice President (Continues)
Apr. 2003	Appointed as CFO (Continues)
Apr. 2005	Appointed as Chairman of C&C Steering Committee

Number of shares of SANYO Electric Co., Ltd. owned: 34,000 shares

Name: Louis E. Lataif

Date of Birth: January 24, 1939

Business Activities:

June 1964	Joined Ford Motor Company in the U.S.A.
Feb. 1981	Appointed as Vice President of the Company and as General Manager of Ford Division
Mar. 1988	Appointed as Vice President of the Company and as President of Ford Europe
Sept. 1991	Appointed as the Dean of the School of Management at Boston University (Continues)
June 2003	Appointed as Director of SANYO Electric Co., Ltd. (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 0 shares

(To be continued on next page)

Name: *Satoshi Inoue
Date of Birth: February 11, 1942
Business Activities:

Apr. 1964	Joined SANYO Electric Co., Ltd.
Feb. 1989	Appointed as Executive Director and President of SANYO Energy (U.S.A.) Corporation
Dec. 1993	Appointed as Deputy General Manager of Soft Energy Business Headquarters, and as General Manager of Battery Business Division
Feb. 1995	Appointed as Deputy General Manager of Soft Energy Business Headquarters, as General Manager of Lithium Battery Division, and as General Manager of Battery Applied Products Division
Oct. 1997	Appointed as Deputy General Manager of Soft Energy Business Headquarters, as General Manager of Battery Sales & Marketing Division, and as General Manager of Ion Battery Division
Oct. 1998	Appointed as Director
June 1999	Appointed as Officer, and as Executive Director and President of SANYO Electronic Components Co., Ltd.
Apr. 2003	Appointed as Senior Officer of SANYO Electric Co., Ltd.
Apr. 2004	Appointed as Executive Officer of SANYO Electric Co., Ltd. (Continues)
Apr. 2005	Appointed as Leader of Component & Device Group (Continues), and as President of Electronic Device Company (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 25,945 shares

Name: *Osamu Kajikawa
Date of Birth: October 9, 1945
Business Activities:

Apr. 1968	Joined SANYO Electric Co., Ltd.
Feb. 1991	Appointed as Manager of Personnel Promotion Division, Human Resources Headquarters
Dec. 1993	Appointed as General Manager of Human Resources Division
Apr. 1999	Appointed as General Manager of General Affairs & Personnel Division
June 1999	Appointed as Officer in charge of general & personnel affairs
Apr. 2003	Appointed as Senior Officer in charge of staffing division
Apr. 2004	Appointed as Executive Officer (Continues), and General Manager of Headquarters Business Promotion Division
Apr. 2005	Appointed as General Manager of Tokyo Plant (Continues), and Executive Director and Chairman of SANYO Tokyo Manufacturing Co., Ltd. (Continues)

Concurrent Post:
Executive Director and Chairman of SANYO Tokyo Manufacturing Co., Ltd.

Number of shares of SANYO Electric Co., Ltd. owned: 8,000 shares

Note: Mr. Louis E. Lataif is a candidate for Director (External) as provided in 7-2 of the second clause of Article 188 of the Commercial Law.

Bill No. 4: Election and Appointment of Five Corporate Auditors

The terms of office of three Corporate Auditors, i.e. Mr. Takeshi Inoue, Mr. Sotoo Tatsumi, and Mr. Hiroshi Toda shall expire at the close of this Ordinary General Meeting of Shareholders. Based on the premise of Bill No.2: "Partial Revisions to the Articles of Incorporation" being approved and passed, in order to further improve the auditing system for the purpose of reinforcing supervisory function over management structure, two more corporate auditors shall be added. A proposal is made, therefore, to vote upon five Candidates for Corporate Auditor.

As for the submission of this bill, consent from the Board of Corporate Auditors has been obtained.

Candidates for Corporate Auditor

(the *name-with-asterisk denotes a new candidate)

Name: Hiroshi Toda

Date of Birth: November 18, 1933

Business Activities:

Apr. 1992	Appointed as Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation) (presently Shimbashi Audit Corporation) (Continues)
June 2002	Appointed as Corporate Auditor of SANYO Electric Co., Ltd. (Continues)
Apr. 2005	Appointed as Professor Emeritus of Faculty of Business Administration, Kobe Gakuin University (Continues), and as Professor of Faculty of Economics, Fukuyama University (Continues)

Concurrent Post:

Executive Partner of Shimbashi Audit Corporation

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

Name: *Toshio Morikawa

Date of Birth: March 3, 1933

Business Activities:

Apr. 1955	Joined The Sumitomo Bank, Limited (presently Sumitomo Mitsui Banking Corp.)
June 1980	Appointed as Director
Feb. 1984	Appointed as Senior Director
Oct. 1985	Appointed as Representative Executive Director
Oct. 1990	Appointed as Representative Director and Vice President
Jun. 1993	Appointed as Representative Director and President
June 1997	Appointed as Representative Director and Chairman
Mar. 2001	Appointed as Corporate Counselor
June 2002	Appointed as Special Adviser
Mar. 2005	Appointed as Honorary Adviser (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

(To be continued on next page)

Name:	*Osamu Okamoto	
Date of Birth:	October 30, 1936	
Business Activities:		
	Mar. 1960	Joined Kubota Tekko Co., Ltd. (presently Kubota Corp.)
	June 1988	Appointed as Director
	June 1990	Appointed as Senior Director
	June 1992	Appointed as Executive Director
	June 1998	Appointed as Representative Director and Vice President
	Apr. 1999	Appointed as Representative Director and Chairman
	Mar. 2003	Appointed as Corporate Counselor (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

Name:	*Kenzo Kurokawa	
Date of Birth:	April 6, 1948	
Business Activities:		
	Apr. 1973	Joined Tokyo SANYO Electric Co., Ltd.
	Mar. 1991	Appointed as Manager of Overseas Planning Dept., Commercial Equipment Systems Business HQ, SANYO Electric Co., Ltd.
	Apr. 1994	Appointed as Deputy General Manager of Vending Machine Div., Commercial Equipment Systems Business HQ
	Apr. 1998	Appointed as General Manager of Air Conditioning Div., Environmental Systems Business HQ
	Apr. 1999	Appointed as General Manager of Home Air Conditioning Div., Home Appliances Company
	Apr. 2000	Appointed as Senior Director of SANYO Electric Air Conditioning Co., Ltd.
	Apr. 2003	Appointed as Officer of SANYO Electric Co., Ltd., and as President of Amenity Solutions Company, Consumer Group
	Apr. 2005	Appointed as Corporate Adviser of SANYO Electric Co., Ltd. (Continues)

Number of shares of SANYO Electric Co., Ltd. owned: 25,000 shares

Name:	*Toshiya Uchida	
Date of Birth:	May 11, 1945	
Business Activities:		
	Apr. 1969	Joined SANYO Electric Trading Co., Ltd.
	Sep. 1990	Appointed as Manager of Finance Dept.
	June 1998	Appointed as Director
	June 2001	Appointed as Senior Director
	Oct. 2001	Appointed as Senior Director of SANYO Sales & Marketing Corp.
	Apr. 2003	Appointed as General Manager of Management Planning Office, Mobile Energy Company, Components Business Group, SANYO Electric Co., Ltd.
	Apr. 2005	Appointed as Chief Manager of Management Office, Mobile Energy Company, Power Solutions Group

Number of shares of SANYO Electric Co., Ltd. owned: 7,000 shares

Note: Messrs. Hiroshi Toda, Toshio Morikawa, and Osamu Okamoto are candidates for Corporate Auditors (External) as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.

Bill No. 5: Granting Retirement Allowance for Retiring Directors

Four Directors, i.e. Mr. Sunao Okubo, Mr. Hiromoto Sekino, Mr. Eiji Kotobuki, and Mr. Tadahiko Tanaka will retire from office at the conclusion of their terms of office at the close of this Ordinary General Meeting of Shareholders. It is proposed that allowances be paid to them within the amount of reasonable level determined in accordance with the Company's rules for their meritorious services during their terms of office. However, as for the time of payment, we would wait to make a decision until we see signs of business recovery for our company.

We would like to ask you to leave the concrete amount, time and method of presentation to consultation at the Board of Directors.

The following shows the business activities of the above-mentioned retiring Directors.

Name: Sunao Okubo

Business Activities:

June 1996	Appointed as Director of SANYO Electric Co., Ltd.
June 1998	Appointed as Senior Director
June 1999	Appointed as Director (Continues)

Name: Hiromoto Sekino

Business Activities:

June 2002	Appointed as Director (Continues)

Name: Eiji Kotobuki

Business Activities:

June 2002	Appointed as Director (Continues)

Name: Tadahiko Tanaka

Business Activities:

June 2003	Appointed as Director (Continues)

Bill No. 6: Granting Retirement Allowance for Retiring Corporate Auditors

Two Corporate Auditors, i.e. Mr. Takeshi Inoue and Mr. Sotoo Tatsumi will retire from office at conclusion of their terms of office at the close of this Ordinary General Meeting of Shareholders. It is proposed that allowance be paid to them within the amount of reasonable level determined in accordance with the Company's rule for their meritorious services during their terms of office. However, as for the time of payment, we would wait to make a decision until we see signs of business recovery for our company.

We would like to ask you to leave the concrete amount, time and method of presentation to consultation at the Board of Corporate Auditors.

The following shows the business activities of the above-mentioned retiring Corporate Auditors.

Name: Takeshi Inoue

Business Activities:

June 2002	Appointed as Corporate Executive Auditor of SANYO Electric Co., Ltd. (Continues)

Name: Sotoo Tatsumi

Business Activities:

June 1994	Appointed as Corporate Auditor of SANYO Electric Co., Ltd. (Continues)

Application Procedure for Exercising Voting Right via the Internet

Before applying for the right to exercise your vote via the Internet, please read and consent to the particulars below.

1. Voting via the Internet is available only on the Voting Site provided by our company.
   The Voting Site can also be used by accessing the Internet from a cellular phone.

   [Voting Site] http://www.webdk.net

2. When you exercise your voting right via the Internet, enter your vote by selecting "yes" or "no" for the bills in the Voting Site on the Internet. Use the "Voting Right Exercise Code" and "Provisional Password" on the enclosed voting right exercise form to access the site.

3. The deadline for exercising your voting right via the Internet is the day before the general meeting of shareholders (June 28, 2005). We appreciate your early vote to facilitate vote counting.

4. In the event that a voting right is exercised both via the Internet and in writing, the vote cast via the Internet shall be accepted as the valid vote.

5. In the event that a voting right is exercised via the Internet more than once or redundantly exercised by accessing both from a PC and cellular phone, the vote cast last shall be accepted as the valid vote.

6. The Internet access fee to be paid to the provider and communication charge to be paid to the telecommunications carrier for exercising a voting right via the Internet shall be born by the shareholder.

[System Environment for Exercising Voting Right via the Internet]

To use the Voting Site, the following conditions are required for the system environment:

1. Access to Internet connections.
2. When exercising a voting right through a PC, Microsoft® Internet Explorer 5.5, Netscape 6.2, or a later version of these installed as the Internet browser.
3. When exercising a voting right through a cellular phone, model capable of 128-bit SSL encryption.
   (To ensure security, voting through a cellular phone is possible only by using a model capable of 128-bit SSL encryption.)

※Microsoft is a registered trademark of Microsoft Corporation in the United States and other countries. Netscape is a registered trademark of Netscape Communications Corporation in the United States and other countries.

If you have any questions about Exercising Voting Right via the Internet, please call Sumitomo Trust and Banking Co., Ltd., our transfer agent.

Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department

Toll Free Number (Exclusive): 0120-186-417 (24 hours a day service)

(English Translation)

The Brief Statements of The Business Results for The Fiscal Year ended March 31, 2005

SANYO Electric Co., Ltd.

Date of Ordinary General Meeting of Shareholders : June 29, 2005

[1] Consolidated Results

Date of The Board of Directors : May 24, 2005

(1) Business Results for The Years ended March 31, 2005 and 2004

	Millions of Yen		
	2005	2004	Change
Net sales	¥ 2,484,639	¥ 2,508,018	(0.9 %)
Operating income	42,316	95,551	(55.7 %)
Income (loss) before income taxes and minority interests	(64,991)	45,992	-
Net income (loss)	(171,544)	13,400	-

		Yen	
Net income (loss) per share	: Basic	¥ (92.48)	¥ 7.22
	: Diluted	(92.48)	7.22
Return on equity		(43.7 %)	2.9 %

(2) Financial Position as of March 31, 2005 and 2004

	Millions of Yen	
	2005	2004
Total assets	¥ 2,600,677	¥ 2,643,627
Stockholders' equity	288,268	497,302
Stockholders' equity as a % of total assets	11.1 %	18.8 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2006

Net sales	¥ 2,490,000 Mil.
Net loss	¥ 92,000 Mil.

[2] Non-consolidated Results

Date of The Board of Directors : April 27, 2005

(1) Business Results for The Years ended March 31, 2005 and 2004

	Millions of Yen		
	2005	2004	Change
Net sales	¥ 1,458,981	¥ 1,377,197	5.9 %
Operating income (loss)	(4,107)	24,422	-
Ordinary income	482	13,427	(96.4 %)
Net income (loss)	(87,800)	4,398	-

	Yen	
Net income (loss) per share : Basic	¥ (47.33)	¥ 2.37
: Diluted	-	2.37
Cash dividends declared	¥ 3.00	¥ 6.00

(2) Financial Position as of March 31, 2005 and 2004

	Millions of Yen	
	2005	2004
Total assets	¥ 1,429,432	¥ 1,454,828
Stockholders' equity	476,057	578,274
Stockholders' equity as a % of total assets	33.3 %	39.7 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2006

Net sales	¥1,480,000 Mil.
Ordinary loss	¥ 1,000 Mil.
Net loss	¥ 145,000 Mil.